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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.          )*
                                         ---------

                              On-Site Sourcing, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   682195 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

  John S. Stoppelman, 1749 Old Meadow Road, Suite 610, McLean, VA 22102,
                                 (703) 827-7450
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 9, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 682195 10 2                 13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     John S. Stoppelman  ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 630,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    630,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    NONE
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        630,000
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.0%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
        IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.   SECURITY AND ISSUER

Title of the class of equity securities:  ONSS Common Stock.

1111 North 19th Street, Suite 404, Arlington, VA 22209.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Name:  John S. Stoppelman

     (b) Residence or business address: 1749 Old Meadow Road, Suite 610, McLean, VA 22102

     (c) Present principal occupation or employment: Principal of The Stoppelman Law Firm.

     (d)  No

     (e)  No

     (f)  U.S.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The securities listed in this Schedule 13D were acquired through the founding and original ownership of On-Site Sourcing, Inc. as a private company which was taken public July 9, 1996.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Stoppelman acquired the securities when he founded the Company in 1991. Mr. Stoppelman owned all of his securities prior to the initial public offering of On-Site Sourcing, Inc. declared effective July 9, 1996.

     (a)  No plans                 (f)  No plans

     (b)  No plans                 (g)  No changes

     (c)  No plans                 (h)  No plans

     (d)  No plans                 (i)  None

     (e)  No plans                 (j)  None

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  630,000; 14.0%

     (b)  630,000


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                                                          Page  4  of  4  Pages

     (c) John S. Stoppelman through a public offering on July 9, 1996 retained the control of 630,000 shares. 1,069,123 Units were sold at $6.25 per Unit. Each Unit consists of two shares of Common Stock and one Warrant to purchase one share of Common Stock at $6.00 per share.

     (d)  Not applicable

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           8/7/96                      /s/ John S. Stoppelman
- ------------------------------         ----------------------------------------
Date                                   Signature

                                       ----------------------------------------
                                       Name/Title